A+f
3/27/2002

02022202

JC3/26

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 08 2002 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30042

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Golden Harris Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Northfield Avenue
(No. and Street)

West Orange (City) New Jersey (State) 07052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Hirsch 973-731-6110
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia P.A.
(Name — *if individual, state last, first, middle name*)

2015 Lincoln Highway (Address) Edison (City) New Jersey (State) 08818-0988 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

A+f
3/27/02

OATH OR AFFIRMATION

I, Steve Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Harris Capital Group, Inc., as of December 31, xxx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

COO

Title

ADELE HARRIS
Notary Public
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 16, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN-HARRIS CAPITAL GROUP, INC.

For the Year Ended December 31, 2001

AMPER, POLITZINER & MATTIA P.A.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

PRINCETON, NEW JERSEY
(609) 897-0200

FLEMINGTON, NEW JERSEY
(908) 782-3021

WALL TOWNSHIP, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NEW JERSEY 08818-0988

(732) 287-1000

Independent Auditors' Report

To the Board of Directors
Golden-Harris Capital Group, Inc.

We have audited the accompanying statement of financial condition of Golden-Harris Capital Group, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden-Harris Capital Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia P.A.

AMPER, POLITZINER & MATTIA P.A.

January 24, 2002
Edison, New Jersey

GOLDEN-HARRIS CAPITAL GROUP, INC.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$	34,247
Securities owned at market value		3,075,276
Interest receivable		36,205
Prepaid expenses		34,933
Deferred tax asset		70,000
Deposits and other assets		13,164
	$	3,263,825

Liabilities and Stockholders' Equity

Payable to clearing broker	$	489,406
Securities sold, not yet purchased, at market value		123,403
Accounts payable		27,020
Accrued expenses		330,378
		970,207
Stockholders' equity		
Common stock, voting, no par value, 2,500 shares authorized, 2,400 shares issued and outstanding		48,000
Additional paid-in capital		1,806,123
Retained earnings		439,495
Total stockholders' equity		2,293,618
	$	3,263,825

See accompanying notes to financial statements.

GOLDEN-HARRIS CAPITAL GROUP, INC.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Net dealer inventory and investment gains	$ 2,710,787
Interest	240,141
Commissions	233,778
Mutual fund income	20,594
Other income	69,869
	3,275,169
Expenses	3,588,519
Loss before provision for income taxes	(313,350)
Provision for income taxes	66,000
Net loss	$ (379,350)

See accompanying notes to financial statements.

GOLDEN-HARRIS CAPITAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31,

	Voting Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - December 31, 2000	2,400	$ 48,000	$ 1,806,123	$ 818,845	$ 2,672,968
Net loss	-	-	-	(379,350)	(379,350)
Balance - December 31, 2001	2,400	$ 48,000	$ 1,806,123	$ 439,495	$ 2,293,618

See accompanying notes to financial statements.

GOLDEN-HARRIS CAPITAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net (loss) income	$ (379,350)
Adjustments to reconcile net (loss) income to net cash provided by operating activities	
Deferred tax expense	66,000
(Increase) decrease in	
Securities owned at market value	65,313
Interest receivable	14,386
Income tax refunds receivable	7,699
Prepaid expenses	6,415
Increase (decrease) in	
Payable to clearing broker	(146,299)
Securities sold, not yet purchased, at market value	69,398
Accounts payable	(6,930)
Accrued expenses	296,030
Total adjustments	372,012
	(7,338)
Cash flows from investing activities	
Payments from affiliate	25,800
Net change in cash and cash equivalents	18,462
Cash and cash equivalents - beginning of year	15,785
Cash and cash equivalents - end of year	$ 34,247
Supplemental disclosure of cash paid	
Interest	$ 43,053
Income taxes	-

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Golden-Harris Capital Group, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, is a member of the National Association of Security Dealers and the Securities Investor Protection Corporation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Changes in Subordinated Liabilities

Rule 17a-5 of the Securities Exchange Act of 1934, requires a statement of changes in subordinated liabilities; however, there are no subordinated liabilities and no statement has been provided for 2001.

Revenue Recognition

Profit and loss arising from all securities transactions are recorded on a settlement-date basis. Commissions and related clearing expenses are recognized on a trade-date basis as securities transactions occur.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased as short-term cash investments, with a maturity of three months or less, to be cash equivalents. The Company, at December 31, 2001 and periodically throughout the year, has maintained balances in various operating accounts in excess of federally insured limits and historically has not experienced any losses.

Securities Transactions

Customer accounts are maintained by another broker-dealer, ("clearing firm"), through whom security transactions are cleared on a settlement-date basis on a fully disclosed basis. Marketable securities owned by the Company, consisting primarily of municipal bonds, are stated at market value and are deposited with another broker. Unrealized gains or losses on marketable securities, if any, owned at year end are reflected in the results of operations.

Amounts receivable and payable for securities transactions that have not reached the contractual settlement date are recorded net on the statement of financial condition.

Obligations arising from financial instruments sold short, in connection with the Company's normal trading activities, expose the Company to risk in the event that market prices increase, since the Company may be obligated to repurchase those short positions at a greater price. The Company engages in short selling of debt securities primarily, which are typically less volatile than equities or options.

Note 2 - Payable to Clearing Broker

The payable to the clearing broker is for the Company's transactions and is collateralized by the Company's securities. Interest is at a fluctuating rate that generally corresponds to the broker call money rate.

The interest rate at December 31, 2001 was 4.95%.

Note 3 - Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 2,789,048	$ 53,403
Corporate bonds, debentures, and notes	235,835	70,000
Corporate stocks	50,393	-
	$ 3,075,276	$ 123,403

Note 4 - Income Taxes

Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at December 31, 2001:

Assets and liabilities	
Net operating loss carryforward	$ 185,000
Accrued expenses	72,000
	257,000
Valuation allowance	(187,000)
	70,000

The provision for income taxes for the year ended December 31, 2001 consists of the following:

Current tax	$ -
Deferred tax benefit	146,000
Net change in valuation allowance	(80,000)
Total income tax expense	$ 66,000

The provision for income taxes differs from the amount that would result from applying statutory rates because of nontaxable municipal interest income, the valuation allowance, and certain expenses not deductible for tax purposes.

Note 4 - Income Taxes - (continued)

As of December 31, 2001, the Company has available federal net operating loss carryforwards of approximately $1,310,000, which expire in various years beginning in 2017. The Company has available state net operating loss carryforwards of approximately $671,000, which will expire in 2007. Realization of the deferred tax asset is dependent upon generating sufficient taxable income prior to expiration of the loss carryforward. Although realization is not assured, management believes it is more likely than not that $70,000 of the $257,000 deferred tax asset will be realized. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income during the carryforward period are changed.

Note 5 - Operating Leases

The Company leases office space under an operating lease expiring November 2003. Monthly payments under the current lease are approximately $12,000.

The following is a schedule by years of approximate future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001:

For the Years Ending December 31,	
2002	$ 145,000
2003	133,000
Total minimum payments required	$ 278,000

The Company is subleasing office space to a related party on a month-to-month basis (see Note 6).

The following schedule shows the composition of total rental expense for all operating leases except those with terms of a month or less that were not renewed:

Minimal rentals	$ 243,400
Less: Sublease rentals	(54,000)
Total rent expense	$ 189,400

Note 6 - Related Party Transactions

In 2000, the Company began leasing a portion of its office facilities to related entities, related by common ownership, on a month-to-month basis. Base rent totaled approximately $54,000 for the year ended December 31, 2001.

Note 7 - Pension Plan

The Company maintains a defined contribution pension plan for qualified employees. The terms of the Plan define qualified employees as those over 21 years of age, with 12 months of Company service at the end of the Company's fiscal year. Contributions are discretionary to a maximum of $10,500 of the payroll of qualified employees. The Company made no contributions to the Plan in 2001.

Note 8 - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which (1) requires the maintenance of minimum net capital and (2) requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital and required net capital were as follows:

Net capital	$ 1,953,220
Required minimum net capital	250,000

The ratio of aggregate indebtedness to net capital was .18 to 1.00 as of December 31, 2001.

Note 9 - Contingencies

The Company has been named as a defendant in two complaints filed by former customers related to alleged mishandling of accounts. Claimants are seeking approximately $1,500,000 in damages. Management estimates the claims can be settled for less and have accrued $300,000 as the estimated settlement in the accompanying financial statements.

In addition to the litigation noted above, the Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the Company's financial statements or results of operations.

Note 10 - Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

AMPER, POLITZINER & MATTIA P.A.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

PRINCETON, NEW JERSEY
(609) 897-0200

FLEMINGTON, NEW JERSEY
(908) 782-3021

WALL TOWNSHIP, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NEW JERSEY 08818-0988

(732) 287-1000

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Golden-Harris Capital Group, Inc.

We have audited the accompanying financial statements of Golden-Harris Capital Group, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated January 24, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia P.A.

AMPER, POLITZINER & MATTIA P.A.

January 24, 2002
Edison, New Jersey

GOLDEN-HARRIS CAPITAL GROUP, INC.
Schedule I
Computations of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

Net Capital	
Total stockholders' equity qualified for net capital	$ 2,293,618
Add: Other allowable credits	-
Total capital and allowable subordinated liabilities	2,293,618
Deductions and/or charges	
Non-allowable assets	
Prepaid expenses	34,933
Deferred tax asset	70,000
Deposits and other assets	13,164
	118,097
Net capital before haircuts on securities position	2,175,521
Haircuts on securities	(222,301)
Net capital	$ 1,953,220
Aggregate Indebtedness	
Accounts payable	$ 27,020
Accrued expenses	330,378
Total aggregate indebtedness	$ 357,398
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,703,220
Ratio: Aggregate indebtedness to net capital	.18:1

Reconciliation with Computation (Included in Part II of Form X-17a-5 as of December 31, 2001

No material adjustments were needed for the year ending December 31, 2001

See independent auditors' report on supplementary information required by
Rule 17a-5 of the Securities and Exchange Commission.

Golden-Harris Capital Group, Inc.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF December 31, 2001

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:
All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

AMPER, POLITZINER & MATTIA P.A.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

PRINCETON, NEW JERSEY
(609) 897-0200

FLEMINGTON, NEW JERSEY
(908) 782-3021

WALL TOWNSHIP, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NEW JERSEY 08818-0988

(732) 287-1000

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Golden-Harris Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Golden-Harris Capital Group, Inc., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Amper, Politziner & Mattia P.A.

AMPER, POLITZINER & MATTIA P.A.

January 24, 2002
Edison, New Jersey